March 20, 2007

Mr. Liang Zhang
Chief Executive Officer
Synutra International, Inc.
2275 Research Blvd.
Suite 500
Rockville, MD 20850

     Re: **Synutra International, Inc.**
                Form 10-KSB for Fiscal Year Ended March 31, 2006
                File No. 000-50803

Dear Mr. Zhang:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

             Sincerely,

             Tia Jenkins
             Senior Assistant Chief Accountant
             Office of Emerging Growth Companies